Exhibit 99.1

Independence Contract Drilling, Inc. Reports Financial Results For The Second Quarter Ended June 30, 2018

HOUSTON, Aug. 2, 2018 /PRNewswire/ -- Independence Contract Drilling, Inc. (the "Company") (NYSE: ICD) today reported financial results for the three months ended June 30, 2018.

Second Quarter 2018 Highlights

  Record quarterly revenues of $25.8 million.
  Net loss of $3.3 million, or $0.09 per share.
  Adjusted net loss, as defined below, of $3.2 million, or $0.08 per share.
  Adjusted EBITDA, as defined below, of $5.0 million.
  Fleet utilization of 99.3%.
  Record revenue days of 1,265.
  Fully-burdened margin per day of $6,377 per day.
  Net debt, excluding capitalized leases, of $56.2 million, on a borrowing base of $104.9 million.

In the second quarter of 2018, the Company reported record quarterly revenues of $25.8 million, a net loss of $3.3 million, or $0.09 per share, an adjusted net loss (defined below) of $3.2 million, or $0.08 per share, and adjusted EBITDA (defined below) of $5.0 million. This compares to revenues of $25.6 million, a net loss of $4.1 million, or $0.11 per share, an adjusted net loss of $4.3 million, or $0.11 per share, and adjusted EBITDA of $3.9 million in the first quarter of 2018, and revenues of $21.3 million, a net loss of $6.3 million, or $0.17 per share, an adjusted net loss of $5.0 million, or $0.13 per share, and adjusted EBITDA of $3.2 million in the second quarter of 2017.

Chief Executive Officer Byron Dunn commented, "Demand for pad-optimal rigs is robust and improved throughout the second quarter, driving sequential improvements in ICD revenue per day and average dayrate in backlog, which now exceeds $21,000 per day. We also realized a full quarter of benefits associated with efficiency efforts that drove improvements in cash costs at the rig level, which combined with our top-line growth, contributed to sequential improvements in margin per day of over 20% during the second quarter. With rigs continuing to roll to higher dayrates, and the completion of our 15th ShaleDriller® rig, which commenced operations in the Permian on budget and ahead of schedule in July, we expect to again see sequential margin improvement in the upcoming quarter. We remain on schedule with respect to our recently announced transaction with Sidewinder Drilling, and still expect a closing to occur early in the fourth quarter of 2018."

Quarterly Operational Results

In the second quarter of 2018, the Company's fleet operated at 99.3% utilization and recorded 1,265 revenue days, compared to 100.0% utilization and recorded 1,259 revenue days in the first quarter of 2018, and 93.9% utilization and 1,111 revenue days in the second quarter of 2017.

Operating revenues in the second quarter of 2018 totaled $25.8 million, compared to $25.6 million in the first quarter of 2018 and $21.3 million in the second quarter of 2017. On a revenue-per-day basis, revenues were $19,411 per day in the second quarter of 2018, compared to $19,055 in the first quarter of 2018 and $18,201 in the second quarter of 2017. Sequential revenue-per-day improvements were driven by increased pricing on contract renewals.

Operating costs in the second quarter of 2018 totaled $18.0 million, compared to $18.9 million in the first quarter of 2018 and $15.8 million in the second quarter of 2017. Fully-burdened operating costs, excluding reactivation and rig construction costs, were $13,034 per day in the second quarter of 2018, compared to $13,414 in the first quarter of 2018 and $12,926 the second quarter of 2017. The sequential decrease in cost per day related primarily to recently implemented labor efficiency initiatives.

Second quarter 2018 fully-burdened rig operating margins, excluding reactivation and rig construction costs, were $6,377 per day, compared to $5,641 per day in the first quarter of 2018 and $5,275 per day in the second quarter of 2017.

Selling, general and administrative expenses in the second quarter of 2018 included $0.4 million of costs directly associated with the recently announced merger agreement with Sidewinder Drilling LLC. Excluding these costs, selling, general and administrative expenses in the second quarter of 2018 were $3.5 million (including $0.7 million of non-cash stock-based compensation), compared to $3.5 million (including $0.6 million of non-cash stock-based compensation) in the first quarter of 2018 and $3.4 million (including $1.2 million of non-cash stock-based compensation) in the second quarter of 2017.

Drilling Operations Update

All 15 of the Company's ShaleDriller® rigs are contracted under term contracts. Fourteen ShaleDriller rigs were operating as of June 30, 2018. Our 15th newly-completed ShaleDriller rig commenced operations in July 2018.

The Company's June 30, 2018 backlog of revenues from contracts, with original terms of six months or more was $103.7 million. Approximately 53% of this backlog is expected to be realized during the remainder of 2018.

Capital Expenditures and Liquidity Update

Aggregate cash outlays for capital expenditures in the second quarter of 2018, net of disposals, were $6.6 million, including $4.6 million of payments for first quarter 2018 deliveries. The Company's aggregate capital expenditure budget for 2018 is $23.5 million, including $10 million associated with the completion of the Company's 15th ShaleDriller rig, which commenced operations in July 2018.

As of June 30, 2018, the Company had drawn $58.8 million on its $85.0 million credit facility and had net debt, excluding capital leases, of $56.2 million. The borrowing base under the Company's credit facility was $104.9 million as of June 30, 2018.

Conference Call Details

A conference call for investors will be held today, August 2, 2018, at 11:00 a.m. Central Time (12:00 p.m. Eastern Time) to discuss the Company's second quarter 2018 results.

The call can be accessed live over the telephone by dialing (855) 239-3115 or for international callers, (412) 542-4125. A replay will be available shortly after the call and can be accessed by dialing (877) 344-7529 or for international callers, (412) 317-0088. The passcode for the replay is 10122592. The replay will be available until August 9, 2018.

Interested parties may also listen to a simultaneous webcast of the conference call by logging onto the Company's website at www.icdrilling.com in the Investor Relations section. A replay of the webcast will also be available for approximately 30 days following the call.

About Independence Contract Drilling, Inc.

Independence Contract Drilling provides land-based contract drilling services for oil and natural gas producers in the United States. The Company constructs, owns and operates a fleet of pad-optimal ShaleDriller rigs that are specifically engineered and designed to accelerate its clients' production profiles and cash flows from their most technically demanding and economically impactful oil and gas properties. For more information, visit www.icdrilling.com.

Forward-Looking Statements

This news release contains certain forward-looking statements within the meaning of the federal securities laws. Words such as "anticipated," "estimated," "expected," "planned," "scheduled," "targeted," "believes," "intends," "objectives," "projects," "strategies" and similar expressions are used to identify such forward-looking statements. However, the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements relating to Independence Contract Drilling's operations are based on a number of expectations or assumptions which have been used to develop such information and statements but which may prove to be incorrect. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict, and there can be no assurance that actual outcomes and results will not differ materially from those expected by management of Independence Contract Drilling. For more information concerning factors that could cause actual results to differ materially from those conveyed in the forward-looking statements, please refer to the "Risk Factors" section of the Company's Annual Report on Form 10-K, filed with the SEC and the information included in subsequent amendments and other filings. These forward-looking statements are based on and include our expectations as of the date hereof. Independence Contract Drilling does not undertake any obligation to update or revise such forward-looking statements to reflect events or circumstances that occur, or which Independence Contract Drilling becomes aware of, after the date hereof.

INDEPENDENCE CONTRACT DRILLING, INC.
Unaudited
(in thousands, except par value and share data)

BALANCE SHEETS

	June 30, 2018	December 31, 2017
Assets
Cash and cash equivalents	$ 2,554	$ 2,533
Accounts receivable, net	19,702	18,056
Inventories	2,875	2,710
Assets held for sale	1,920	1,920
Prepaid expenses and other current assets	3,986	2,957
Total current assets	31,037	28,176
Property, plant and equipment, net	279,082	275,105
Other long-term assets, net	1,316	1,364
Total assets	$ 311,435	$ 304,645
Liabilities and Stockholders' Equity
Liabilities
Current portion of long-term debt (1)	$ 541	$ 533
Accounts payable	14,661	11,627
Accrued liabilities	7,070	6,969
Total current liabilities	22,272	19,129
Long-term debt (2)	59,490	49,278
Deferred income taxes, net	613	683
Other long-term liabilities	120	73
Total liabilities	82,495	69,163
Commitments and contingencies
Stockholders' equity
Common stock, $0.01 par value, 100,000,000 shares authorized; 38,597,447 and 38,246,919 shares issued, respectively; and 38,252,765 and 37,985,225 shares outstanding, respectively	383	380
Additional paid-in capital	327,880	326,616
Accumulated deficit	(97,104)	(89,645)
Treasury stock, at cost, 344,682 and 261,694 shares, respectively	(2,219)	(1,869)
Total stockholders' equity	228,940	235,482
Total liabilities and stockholders' equity	$ 311,435	$ 304,645

(1)	Current portion of long-term debt relates to the current portion of vehicle capital lease obligations.
(2)

As of June 30, 2018, long-term debt includes $708 thousand of long-term vehicle capital lease obligations.  As of December 31, 2017, long-term debt included $737 thousand of long-term vehicle capital lease obligations.

INDEPENDENCE CONTRACT DRILLING, INC.
Unaudited
(in thousands, except per share amounts)

STATEMENTS OF OPERATIONS

	Three Months Ended			Six Months Ended
	June 30,		March 31,	June 30,
	2018	2017	2018	2018	2017

Revenues	$ 25,754	$ 21,285	$ 25,627	$ 51,381	$ 41,521
Costs and expenses
Operating costs	17,966	15,808	18,926	36,892	30,706
Selling, general and administrative	3,938	3,435	3,479	7,417	7,153
Depreciation and amortization	6,579	6,335	6,591	13,170	12,591
Asset impairments, net	-	546	(35)	(35)	675
(Gain) loss on disposition of assets, net	(333)	745	(82)	(415)	1,573
Total cost and expenses	28,150	26,869	28,879	57,029	52,698
Operating loss	(2,396)	(5,584)	(3,252)	(5,648)	(11,177)
Interest expense	(938)	(686)	(943)	(1,881)	(1,316)
Loss before income taxes	(3,334)	(6,270)	(4,195)	(7,529)	(12,493)
Income tax (benefit) expense	(21)	34	(49)	(70)	80
Net loss	$ (3,313)	$ (6,304)	$ (4,146)	$ (7,459)	$ (12,573)

Loss per share:
Basic and Diluted	$ (0.09)	$ (0.17)	$ (0.11)	$ (0.20)	$ (0.33)

Weighted average number of common shares outstanding:
Basic and Diluted	38,253	37,679	38,124	38,188	37,613

INDEPENDENCE CONTRACT DRILLING, INC.
Unaudited
(in thousands)

STATEMENTS OF CASH FLOWS

	Six Months Ended June 30,
	2018	2017

Cash flows from operating activities
Net loss	$ (7,459)	$ (12,573)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation and amortization	13,170	12,591
Asset impairments, net	(35)	675
Stock-based compensation	1,362	2,169
(Gain) loss on disposition of assets, net	(415)	1,573
Deferred income taxes	(70)	80
Amortization of deferred financing costs	185	250
Bad debt expense	22	-
Changes in operating assets and liabilities
Accounts receivable	(1,668)	(1,478)
Inventories	(136)	(3)
Prepaid expenses and other assets	(951)	(644)
Accounts payable and accrued liabilities	(539)	(392)
Net cash provided by operating activities	3,466	2,248

Cash flows from investing activities
Purchases of property, plant and equipment	(13,023)	(17,367)
Proceeds from the sale of assets	327	1,060
Net cash used in investing activities	(12,696)	(16,307)

Cash flows from financing activities
Borrowings under credit facility	27,441	22,611
Repayments under credit facility	(17,200)	(9,363)
Purchase of treasury stock	(350)	(24)
RSUs withheld for taxes	(95)	(455)
Financing costs paid	(215)	(8)
Payments for capital lease obligations	(330)	(308)
Net cash provided by financing activities	9,251	12,453
Net increase (decrease) in cash and cash equivalents	21	(1,606)

Cash and cash equivalents
Beginning of period	2,533	7,071
End of period	$ 2,554	$ 5,465

Supplemental disclosure of cash flow information
Cash paid during the period for interest	$ 1,878	$ 1,157
Supplemental disclosure of non-cash investing and financing activity
Change in property, plant and equipment purchases in accounts payable	$ 3,621	$ (855)
Additions to property, plant and equipment through capital leases	$ 309	$ 536
Additions to property, plant and equipment through tenant allowance on leasehold improvement	$ 100	$ -
Transfer of assets from held for sale to held and used	$ 2,717	$ -

The following table provides various financial and operational data for the Company's operations the three months ending June 30, 2018 and 2017 and March 31, 2018 and the six months ending June 30, 2018 and 2017. This information contains non-GAAP financial measures of the Company's operating performance. The Company believes this non-GAAP information is useful because it provides a means to evaluate the operating performance of the Company on an ongoing basis using criteria that are used by our management. Additionally, it highlights operating trends and aids analytical comparisons. However, this information has limitations and should not be used as an alternative to operating income (loss) or cash flow performance measures determined in accordance with GAAP, as this information excludes certain costs that may affect the Company's operating performance in future periods.

OTHER FINANCIAL & OPERATING DATA
Unaudited

	Three Months Ended			Six Months Ended
	June 30, 2018	June 30, 2017	March 31, 2018	June 30, 2018	June 30, 2017

Number of completed rigs end of period (1)	14	14	14	14	14
Rig operating days (2)	1,264.7	1,111.2	1,259.4	2,524.1	2,184.1
Average number of operating rigs (3)	13.9	12.2	14.0	13.9	12.1
Rig utilization (4)	99.3%	93.9%	100.0%	99.6%	92.8%
Average revenue per operating day (5)	$ 19,411	$ 18,201	$ 19,055	$ 19,233	$ 18,077
Average cost per operating day (6)	$ 13,034	$ 12,926	$ 13,414	$ 13,223	$ 12,435
Average rig margin per operating day	$ 6,377	$ 5,275	$ 5,641	$ 6,010	$ 5,642

(1)	Our 15th ShaleDriller rig was completed and commenced operations subsequent to the end of the second quarter of 2018.

(2)

Rig operating days represent the number of days our rigs are earning revenue under a contract during the period, including days that standby revenues are earned.  During the three and six months ended June 30, 2018 and March 31, 2018 we did not earn any revenue on a standby basis.  During the three and six months ended June 30, 2017, there were zero and 77.9 operating days, respectively, in which we earned revenue on a standby basis, including zero and 69.0 standby-without-crew days, respectively.

(3)	Average number of operating rigs is calculated by dividing the total number of rig operating days in the period by the total number of calendar days in the period.

(4)	Rig utilization is calculated as rig operating days divided by the total number of days our drilling rigs are available during the applicable period.

(5)

Average revenue per operating day represents total contract drilling revenues earned during the period divided by rig operating days in the period.  Excluded in calculating average revenue per operating day are revenues associated with the reimbursement of out-of-pocket costs paid by customers of $1.2 million, $1.1 million and $1.6 million during the three months ended June 30, 2018 and 2017 and March 31, 2018, respectively, and $2.8 million and $2.0 million for the six months ended June 30, 2018 and 2017, respectively.

(6)

Average cost per operating day represents operating costs incurred during the period divided by rig operating days in the period.  The following costs are excluded in calculating average cost per operating day: (i) out-of-pocket costs reimbursed by customers of $1.2 million, $1.1 million and $1.6 million during the three months ended June 30, 2018 and 2017 and March 31, 2018, respectively, and $2.8 million and $2.0 million for the six months ended June 30, 2018 and 2017, respectively, (ii) new crew training costs of $68.0 thousand, $55.0 thousand and $25.0 thousand during the three months ended June 30, 2018 and 2017 and March 31, 2018, respectively, and $0.1 million and $0.1 million during the six months ended June 30, 2018 and 2017, respectively, (iii) construction overhead costs expensed due to reduced rig construction activity of $0.2 million, zero and $0.4 million during the three months ended June 30, 2018 and 2017 and March 31, 2018, respectively, and $0.6 million and $0.2 million during the six months ended June 30, 2018 and 2017, respectively, (iv) rig reactivation costs associated with the redeployment of previously stacked rigs, excluding new crew training costs (included in (ii) above), of $0.3 million and $1.0 million during the three and six months ended June 30, 2017, respectively, and (v) out-of-pocket expenses of $0.1 million, net of insurance recoveries, incurred as a result of damage to one of our rig's mast during the six months ended June 30, 2017.

Non-GAAP Financial Measures

Adjusted net loss, EBITDA and adjusted EBITDA are supplemental non-GAAP financial measures that are used by management and external users of our financial statements, such as industry analysts, investors, lenders and rating agencies. In addition, adjusted EBITDA is consistent with how EBITDA is calculated under our credit facility for purposes of determining our compliance with various financial covenants. We define "EBITDA" as earnings (or loss) before interest, taxes, depreciation, and amortization, and we define "adjusted EBITDA" as EBITDA before stock-based compensation, non-cash asset impairments, gains or losses on disposition of assets, and other non-recurring items added back to, or subtracted from, net income for purposes of calculating EBITDA under our credit facility. Neither adjusted net loss, EBITDA or adjusted EBITDA is a measure of net income as determined by U.S. generally accepted accounting principles ("GAAP").

Management believes adjusted net loss, EBITDA and adjusted EBITDA are useful because they allow our stockholders to more effectively evaluate our operating performance and compliance with various financial covenants under our credit facility and compare the results of our operations from period to period and against our peers without regard to our financing methods or capital structure or non-recurring, non-cash transactions. We exclude the items listed above from net income (loss) in calculating adjusted net loss, EBITDA and adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. None of adjusted net loss, EBITDA or adjusted EBITDA should be considered an alternative to, or more meaningful than, net income (loss), the most closely comparable financial measure calculated in accordance with GAAP, or as an indicator of our operating performance or liquidity. Certain items excluded from adjusted net loss, EBITDA and adjusted EBITDA are significant components in understanding and assessing a company's financial performance, such as a company's return on assets, cost of capital and tax structure. Our presentation of adjusted net loss, EBITDA and adjusted EBITDA should not be construed as an inference that our results will be unaffected by unusual or non-recurring items. Our computations of adjusted net loss, EBITDA and adjusted EBITDA may not be comparable to other similarly titled measures of other companies.

Reconciliation of Net Loss to Adjusted Net Loss:

	(Unaudited)						(Unaudited)
	Three Months Ended						Six Months Ended
	June 30, 2018		June 30, 2017		March 31, 2018		June 30, 2018		June 30, 2017
	Amount	Per Share	Amount	Per Share	Amount	Per Share	Amount	Per Share	Amount	Per Share
(in thousands)

Net loss	$(3,313)	$(0.09)	$(6,304)	$(0.17)	$(4,146)	$(0.11)	$(7,459)	$(0.20)	$(12,573)	$(0.33)
Add back:
Asset impairments, net (1)	-	-	546	0.02	(35)	-	(35)	-	675	0.02
(Gain) loss on disposition of assets, net (2)	(333)	-	745	0.02	(82)	-	(415)	(0.01)	1,573	0.04
Merger transaction costs (3)	443	0.01	-	-	-	-	443	0.01	-	-
Adjusted net loss	$(3,203)	$(0.08)	$(5,013)	$(0.13)	$(4,263)	$(0.11)	$(7,466)	$(0.20)	$(10,325)	$(0.27)

Reconciliation of Net Loss to EBITDA and Adjusted EBITDA:

	(Unaudited)			(Unaudited)
	Three Months Ended			Six Months Ended
	June 30, 2018	June 30, 2017	March 31, 2018	June 30, 2018	June 30, 2017
(in thousands)

Net loss	$ (3,313)	$ (6,304)	$ (4,146)	$ (7,459)	$ (12,573)
Add back:
Income tax (benefit) expense	(21)	34	(49)	(70)	80
Interest expense	938	686	943	1,881	1,316
Depreciation and amortization	6,579	6,335	6,591	13,170	12,591
Asset impairments, net (1)	-	546	(35)	(35)	675
EBITDA	4,183	1,297	3,304	7,487	2,089
(Gain) loss on disposition of assets, net (2)	(333)	745	(82)	(415)	1,573
Stock-based compensation	718	1,157	644	1,362	2,169
Merger transaction costs (3)	443	-	-	443	-
Adjusted EBITDA	$ 5,011	$ 3,199	$ 3,866	$ 8,877	$ 5,831

(1)

In the second quarter of 2017, we recorded a $0.5 million, or $0.02 per share, non-cash impairment reflecting the estimated loss from the expected sale of our Galayda facility.  In the first quarter of 2018, we recorded a $208 thousand recovery of impairment expense as a result of the decision to hold and use certain buildings and property previously held for sale, offset by the impairment of certain buildings of $173 thousand.

(2)

In the second quarter of 2018, we recorded a gain on disposition of assets of $0.3 million, primarily due a gain on the sale or disposition of miscellaneous drilling equipment.  In the second quarter of 2017, we recorded a loss on disposition of assets of $0.7 million, or $0.02 per share, primarily due a loss on the sale of drilling equipment previously designated as held for sale.

(3)	In the second quarter of 2018, we incurred $0.4 million of costs directly associated with a merger agreement with Sidewinder Drilling LLC.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication is being made in respect of the proposed merger transaction involving Independence Contract Drilling, Inc. ("ICD"), Patriot Saratoga Merger Sub LLC ("Merger Sub") and Sidewinder Drilling LLC. The issuance of the shares of ICD common stock in the proposed merger transaction will be submitted to the stockholders of ICD for their consideration, and ICD will file relevant materials with the Securities and Exchange Commission (the "SEC"), including a definitive proxy statement, which will be mailed to ICD stockholders. However, such documents are not currently available. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF ICD ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT REGARDING THE PROPOSED MERGER TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER TRANSACTION. Investors and security holders may obtain free copies of the definitive proxy statement, any amendments or supplements thereto and other documents containing important information about each of ICD and Sidewinder, once such documents are filed by ICD with the SEC, through the website maintained by the SEC at www.sec.gov. In addition, copies of the documents filed with the SEC by ICD will be available free of charge under the heading "Independence Contract Drilling Special Meeting Proxy Statement" within the "Investor" section of ICD's website at www.icdrilling.com or by contacting ICD's Investor Relations Department at 11601 N. Galayda Street, Houston, TX 77086, Attn: Corporate Secretary; by telephone: (281) 598-1211; or by email: investor.relations@icdrilling.com.

Participants in the Solicitation

ICD and its respective directors and executive officers, certain other members of its respective management and certain of its respective employees may be deemed to be participants in the solicitation of proxies in connection with the proposed merger transaction. Information about the directors and executive officers of ICD is set forth in its annual report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on February 26, 2018 and in its proxy statement for its 2018 annual meeting of stockholders filed on April 11, 2018. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to ICD's stockholders in connection with the proposed business combination will be set forth in the proxy statement for the proposed merger transaction when available. Each of these documents, when available, can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement and other relevant materials to be filed with the SEC when they become available.

Cautionary Statements Regarding Forward-Looking Information

This communication may contain or incorporate by reference statements or information that are, include or are based on forward-looking statements within the meaning of the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements give expectations, intentions, beliefs or forecasts of future events or otherwise for the future and can be identified by the fact that they relate to future actions, performance or results rather than relating strictly to historical or current facts. Words such as "believe(s)," "goal(s)," "target(s)," "estimate(s)," "anticipate(s)," "forecast(s)," "project(s)," "plan(s)," "intend(s)," "expect(s)," "might," "may," "could" and variations of such words and other words and expressions of similar meaning are intended to identify such forward-looking statements. However, the absence of such words or other words and expressions of similar meaning does not mean that a statement is not forward-looking.

Any or all forward-looking statements may turn out to be wrong, and, accordingly, readers are cautioned not to place undue reliance on such statements. Forward-looking statements involve a number of risks and uncertainties that are difficult to predict and are not guarantees or assurances of future performance. No assurances can be given that the results and financial condition contemplated in any forward-looking statements will be achieved or will be achieved in any particular timetable. Forward-looking statements involve a number of risks and uncertainties that are difficult to predict and can be affected by inaccurate assumptions or by known or unknown risks and uncertainties that may be important in determining actual future results and financial condition. The general factors that could cause actual results and financial condition to differ materially from those expressed or implied include, without limitation, the following: (a) the satisfaction or waiver of the conditions precedent to the consummation of the proposed merger transaction involving Merger Sub, a wholly-owned subsidiary of ICD, and Sidewinder, including, without limitation, the receipt of stockholder and regulatory approvals (including approvals, authorizations and clearance by antitrust authorities and insurance regulators necessary to complete such proposed merger transaction) on the terms desired or anticipated (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of such proposed merger transaction); (b) unanticipated difficulties or expenditures relating to such proposed merger transaction and in obtaining estimated synergies following consummation of the proposed transaction; (c) risks relating to the value of the shares of ICD's common shares to be issued in such proposed merger transaction; (d) disruptions of ICD's and Sidewinder's current plans, operations and relationships with third persons caused by the announcement and pendency of such proposed merger transaction, including, without limitation, the ability of the combined company to hire and retain any personnel; (e) legal proceedings that may be instituted against ICD and Sidewinder following announcement of such proposed merger transaction; and (f) those factors listed in annual, quarterly and periodic reports filed by ICD with the SEC, whether or not related to such proposed merger transaction.

ICD assumes no, and expressly disclaims any, duty or obligation to update or correct any forward-looking statement as a result of events, changes, effects, states of facts, conditions, circumstances, occurrences or developments subsequent to the date of this communication or otherwise, except as required by law. Readers are advised, however, to consult any further disclosures ICD makes on related subjects in its filings with the SEC.

INVESTOR CONTACTS:
Independence Contract Drilling, Inc.
E-mail inquiries to: Investor.relations@icdrilling.com
Phone inquiries: (281) 598-1211